SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        CinemaStar Luxury Theaters, Inc.
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                                (Name of Issuer)

                       Common, Stock Value - No Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   17244C 10 3
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                                 (CUSIP Number)

                             Daniel Churchill, Esq.
                              Churchill & Churchill
                    1610 Fifth Avenue, Moline, Illinois 61265
                                 (309) 762-3643
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 1, 1997
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             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-1(a) for other parties to whom copies are to be sent.



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                                  SCHEDULE 13D
CUSIP No. 17244C 10 3                                         Page 2 of 4 Pages



    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Daniel Churchill
                     SS ####-##-####

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) [ ]
                                                     (b) [ ]

    3      SEC USE ONLY



    4      SOURCE OF FUNDS*

                     PF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(E)                            [ ]



    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

                                            7     SOLE VOTING POWER
                                                       376,000
            NUMBER OF SHARES                8     SHARED VOTING POWER
           BENEFICIALLY OWNED
           BY EACH REPORTING                9     SOLE DISPOSITIVE POWER
              PERSON WITH                              376,000
                                           10     SHARED DISPOSITIVE POWER



   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     376,000

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                       [ ]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.69%

   14      TYPE OF REPORTING PERSON*

                     IN







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                                  SCHEDULE 13D

CUSIP No. 17244C 10 3                                               Page 3 of 4

         This statement ("Amendment No. 1") amends the Schedule 13D originally filed on June 30, 1997 by Daniel Churchill (the "Reporting Person") with respect to shares of Common Stock, no par value (the "Common Stock") together with Class A Redeemable Warrants convertible at any time through February 7, 2000, of CinemaStar Luxury Theaters, Inc. (the "Company"). The Schedule 13D is amended only to the extent set forth below.

ITEM 5.           Interest in Securities of Issuer

         (a) The Reporting Person beneficially owns 376,000 shares, representing 4.69% of the outstanding shares of the Company, based upon 8,019,182 issued and outstanding shares of Common Stock as of August 14, 1997, as set forth on the Company's Form 10-Q for the period ending June 30, 1997.

         (e) As a result of an increase in number of outstanding shares of Common Stock as reported in the Company's Form 10-Q for the period ending June 30, 1997, the Reporting Person's beneficial ownership interest in the Company has decreased to 4.69%.

                                  SCHEDULE 13D

CUSIP No. 17244C 10 3                                         Page 4 of 4 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           October 1, 1997
                                           ------------------------------------
                                           (Date)


                                           /s/ Daniel Churchill
                                           ------------------------------------
                                           (Signature)


                                           Daniel Churchill
                                           ------------------------------------
                                           (Name and Title)




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